                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                             GREY GLOBAL GROUP INC.
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                                (Name of Issuer)

                        Common Stock, par value $0.01 per
                                    share
                  Limited Duration Class B Common Stock, par
                              value $0.01 per share
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                         (Title of Class of Securities)

                                   39787M 108
                                   39787M 207
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                                 (CUSIP Number)

                                 Edward H. Meyer
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Dennis S. Hersch, Esq.
                              Davis Polk & Wardwell
                               450 Lexington Ave.
                            New York, New York 10017

                                  March 7, 2005
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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CUSIP NO. 39787M 108 (COMMON STOCK)

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Edward H. Meyer
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2    CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  _
     OF A GROUP                                                       (b)  _
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
                             N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)              [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                               U.S.A.
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              7   SOLE VOTING POWER
                  None
              ------------------------------------------------------------------
  NUMBER OF   8   SHARED VOTING POWER
   SHARES         None
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY    9   SOLE DISPOSITIVE POWER
    EACH          None
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER
                  None
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                    ( )
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
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14            TYPE OF REPORTING PERSON
              IN
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CUSIP NO. 39787M 207 (CLASS B STOCK)
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

     Edward H. Meyer
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2    CHECK THE APPROPRIATE BOX IF A MEMBER                            (a) __
     OF A GROUP                                                       (b) __
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
                              N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)               [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                               U.S.A.
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              7   SOLE VOTING POWER
                  None
              ------------------------------------------------------------------
  NUMBER OF   8   SHARED VOTING POWER
   SHARES         None
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY    9   SOLE DISPOSITIVE POWER
    EACH          None
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER
                  None
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                     ( )
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
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14            TYPE OF REPORTING PERSON
              IN
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ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 17 hereby amends and supplements the Statement on
Schedule 13D, dated as of June 6, 1976, filed by Edward H. Meyer, as amended by Amendments No. 1 through 16 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock"), and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety to read as follows:

      On March 7, 2005, the merger (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of September 11, 2004, as amended, by and among the Company, WPP Group plc ("WPP") and Abbey Merger Corporation, a wholly-owned subsidiary of WPP, was completed. As a result, Mr. Meyer does not beneficially own any Shares. Each of the outstanding Shares beneficially owned by Mr. Meyer immediately prior to the effective time of the Merger was converted into the right to receive $1,005 in cash or 21.746 American Depository Shares of WPP ("ADSs") (or the WPP ordinary shares underlying the ADSs), based on Mr. Meyer's election and subject to proration procedures designed to ensure that 50% of the Shares were converted into the cash consideration and 50% of the Shares were converted into the share consideration in the merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

      (a) As a result of the Merger, Mr. Meyer does not beneficially own any Shares.

      (b) As a result of the Merger, Mr. Meyer does not have shared or sole voting or dispositive power with respect to any Shares.

      (c) The disclosure pursuant to Item 4 of this Schedule 13D is incorporated herein by reference.

      (d) None.

      (e) As a result of the Merger, on March 7, 2005, Mr. Meyer ceased to be the beneficial owner of any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated in its entirety to read as follows:

      As a result of the Merger, there are no contracts, arrangements, understandings or relationships between Mr. Meyer and any person with respect to any securities of the Company.
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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2005

/s/ Edward H. Meyer
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Edward H. Meyer